UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

UNIVERSAL AMERICAN CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91338E101

(CUSIP Number)

Partners Healthcare Solutions Holdings, L.P.

c/o GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Margaret A. Gibson, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91338E101

1	NAMES OF REPORTING PERSONS Partners Healthcare Solutions Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91338E101

1	NAMES OF REPORTING PERSONS Partners Healthcare Solutions Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 91338E101

1	NAMES OF REPORTING PERSONS GTCR Fund IX/A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91338E101

1	NAMES OF REPORTING PERSONS GTCR Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 91338E101

1	NAMES OF REPORTING PERSONS GTCR Golder Rauner II, L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Amendment No. 2 to Schedule 13D

Reference is hereby made to the Statement on Schedule 13D and the Statement on Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons with respect to the Common Stock of the Issuer on March 9, 2012 and July 6, 2016, respectively (as amended to the date hereof, the “Schedule 13D”). This Amendment No. 2 amends and supplements the Schedule 13D. Only those items in the Schedule 13D amended by this Amendment No. 2 are reported herein. Capitalized terms not otherwise defined herein shall have their respective meanings given to them in the Schedule 13D.

The information set forth in this Amendment No. 2 regarding percentage beneficial ownership is as of the date hereof and assumes there are 65,055,018 shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 4, 2016.

The Reporting Persons no longer beneficially own any of the Common Stock. Therefore, this Amendment No. 2 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) APSLP is the direct beneficial owner of no shares of Common Stock, or 0.0% of the Common Stock outstanding as of the date of this Statement.

APSGP, as the sole general partner of APSLP, may be deemed to possess indirect beneficial ownership of shares of Common Stock beneficially owned by APSLP, or 0.0% of the Common Stock outstanding as of the date of this Statement. The filing of this Statement by APSGP shall not be construed as an admission that APSGP is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares held by APSLP.

Fund IX/A, by virtue of its being the managing member of APSGP, may be deemed to possess indirect beneficial ownership of shares of Common Stock indirectly beneficially owned by APSGP, or 0.0% of the Common Stock outstanding as of the date of this Statement. The filing of this Statement by Fund IX/A shall not be construed as an admission that Fund IX/A is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares indirectly held by APSGP.

Partners IX is the direct beneficial owner of no shares of Common Stock. Partners IX, as the sole general partner of Fund IX/A, may be deemed to possess indirect beneficial ownership of any shares of Common Stock indirectly beneficially owned by Fund IX/A, or 0.0% of the Common Stock as of the date of this Statement. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares indirectly held by Fund IX/A.

GTCR, as the sole general partner of Partners IX, may be deemed to possess indirect beneficial ownership of any shares of Common Stock indirectly beneficially owned by Partners IX, which represents 0.0% of the Common Stock as of the date of this Statement. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any shares indirectly or directly held by Partners IX.

(b) By virtue of the relationship among APSLP, APSGP, Fund IX/A, Partners IX and GTCR described in Item 2, APSLP, APSGP and Fund IX/A may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of no shares of Common Stock and Partners IX and GTCR may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of no shares of Common Stock as set forth in rows 7 through 13 of the respective cover pages of this Statement.

(c) Other than the transactions described in Item 6 of this Amendment No. 2, there have been no transactions in the Common Stock by the Reporting Persons during the last sixty days.

(e) As of September 9, 2016, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 9, 2016, the Issuer, the Reporting Persons and certain of their affiliates, and certain individuals entered into a Settlement Agreement (the “Settlement Agreement”) to fully resolve all of their respective outstanding claims arising from the Issuer’s acquisition of APS Inc. in 2012 pursuant to the Merger.

Pursuant to the Settlement Agreement, the Issuer acquired all of the 6,272,104 shares of Common Stock beneficially owned by APSLP, Partners IX and the other individuals for an aggregate payment of $13 million. In addition, the Issuer received $1.6 million that was held in an escrow account relating to the Merger. APSLP received $749,000 that was held in such escrow account.

George Sperzel, GTCR’s designee on the Issuer’s board of directors, resigned from the Issuer’s board of directors and the Letter Agreement regarding board representation was terminated.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2016

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

GTCR PARTNERS IX, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

GTCR FUND IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

PARTNERS HEALTHCARE SOLUTIONS HOLDINGS GP, LLC

By:	GTCR Fund IX/A, L.P.
Its:	Managing Member

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

PARTNERS HEALTHCARE SOLUTIONS HOLDINGS, L.P.

By:	Partners Healthcare Solutions Holdings GP, LLC
Its:	General Partner

By:	GTCR Fund IX/A, L.P.
Its:	Managing Member

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact